Financial Highlights

UDR, Inc.
As of End of Third Quarter 2024
(Unaudited) [1]

Dollars in thousands, except per share and unit	Actual Results 3Q 2024	Actual Results YTD 2024	Guidance for 4Q 2024	Guidance for Full-Year 2024
GAAP Metrics				
Net income/(loss) attributable to UDR, Inc.	$22,597	$94,629	--	--
Net income/(loss) attributable to common stockholders	$21,400	$90,991	--	--
Income/(loss) per weighted average common share, diluted	$0.06	$0.28	$0.10 to $0.12	$0.38 to $0.40
Per Share Metrics				
FFO per common share and unit, diluted	$0.60	$1.81	$0.61 to $0.63	$2.42 to $2.44
FFO as Adjusted per common share and unit, diluted	$0.62	$1.85	$0.62 to $0.64	$2.47 to $2.49
Adjusted Funds from Operations ("AFFO") per common share and unit, diluted	$0.54	$1.64	$0.56 to $0.58	$2.21 to $2.23
Dividend declared per share and unit	$0.425	$1.275	$0.425	$1.70 [2]
Same-Store Operating Metrics				
Revenue growth/(decline) (Straight-line basis)	1.2%	2.3%	--	2.00% to 2.40%
Expense growth	2.0%	4.4%	--	4.00% to 4.80%
NOI growth/(decline) (Straight-line basis)	0.8%	1.4%	--	1.00% to 1.40%
Physical Occupancy	96.3%	96.7%	--	--

Property Metrics	Homes	Communities	% of Total NOI
Same-Store	52,837	158	90.4%
Stabilized, Non-Mature	2,447	9	3.0%
Development	415	2	0.3%
Non-Residential / Other	N/A	N/A	1.4%
Joint Venture [3]	4,424	18	4.9%
Total completed homes	60,123	187	100%
Under Development	-	-	-
Total Quarter-end homes [3][4]	60,123	187	100%

Balance Sheet Metrics (adjusted for non-recurring items)	3Q 2024	3Q 2023
Consolidated Interest Coverage Ratio	5.1x	5.3x
Consolidated Fixed Charge Coverage Ratio	4.9x	5.2x
Consolidated Debt as a percentage of Total Assets	32.9%	32.8%
Consolidated Net Debt-to-EBITDAre	5.6x	5.7x




Cirrus, Denver, CO - 3Q 2024 Same-Store Addition

(1) See Attachment 14 for definitions, other terms and reconciliations.
(2) Annualized for 2024.
(3) Joint venture NOI is based on UDR's share. Homes and communities at 100%.
(4) Excludes 7,633 homes that are part of the Debt and Preferred Equity Program as described in Attachment 10(B).



Attachment 1

Consolidated Statements of Operations
(Unaudited) [(1)]

In thousands, except per share amounts	Three Months Ended September 30,		Nine Months Ended September 30,	
	2024	2023	**2024**	2023
REVENUES:				
Rental income [(2)]	**$ 418,088**	$ 408,359	**$ 1,243,085**	$ 1,209,764
Joint venture management and other fees	**2,072**	1,772	**6,029**	4,464
Total revenues	**420,160**	410,131	**1,249,114**	1,214,228
OPERATING EXPENSES:				
Property operating and maintenance	**76,484**	71,599	**220,405**	205,294
Real estate taxes and insurance	**57,182**	58,104	**174,861**	173,590
Property management	**13,588**	13,271	**40,400**	39,317
Other operating expenses	**6,382**	4,611	**20,803**	11,902
Real estate depreciation and amortization	**170,276**	167,551	**510,622**	505,776
General and administrative	**20,890**	15,159	**58,836**	49,091
Casualty-related charges/(recoveries), net	**1,473**	(1,928)	**8,749**	3,362
Other depreciation and amortization	**4,029**	3,692	**13,024**	11,022
Total operating expenses	**350,304**	332,059	**1,047,700**	999,354
Gain/(loss) on sale of real estate owned	**-**	-	**16,867**	325,885
Operating income	**69,856**	78,072	**218,281**	540,759
Income/(loss) from unconsolidated entities [(2)(3)]	**(1,880)**	5,508	**11,251**	24,912
Interest expense	**(50,214)**	(44,664)	**(146,087)**	(133,519)
Interest income and other income/(expense), net	**6,159**	(3,069)	**18,522**	8,388
Income/(loss) before income taxes	**23,921**	35,847	**101,967**	440,540
Tax (provision)/benefit, net	**156**	(428)	**(567)**	(2,013)
Net Income/(loss)	**24,077**	35,419	**101,400**	438,527
Net (income)/loss attributable to redeemable noncontrolling interests in the OP and DownREIT Partnership	**(1,574)**	(2,554)	**(6,736)**	(27,137)
Net (income)/loss attributable to noncontrolling interests	**94**	(7)	**(35)**	(23)
Net income/(loss) attributable to UDR, Inc.	**22,597**	32,858	**94,629**	411,367
Distributions to preferred stockholders - Series E (Convertible)	**(1,197)**	(1,221)	**(3,638)**	(3,626)
Net income/(loss) attributable to common stockholders	**$ 21,400**	$ 31,637	**$ 90,991**	$ 407,741
Income/(loss) per weighted average common share - basic:	**$0.06**	$0.10	**$0.28**	$1.24
Income/(loss) per weighted average common share - diluted:	**$0.06**	$0.10	**$0.28**	$1.24
Common distributions declared per share	**$0.425**	$0.42	**$1.275**	$1.26
Weighted average number of common shares outstanding - basic	**329,421**	328,760	**329,101**	328,835
Weighted average number of common shares outstanding - diluted	**330,557**	329,201	**329,755**	329,283

(1) See Attachment 14 for definitions and other terms.

(2) As of September 30, 2024, UDR's residential accounts receivable balance, net of its reserve, was $5.9 million, including its share from unconsolidated joint ventures. The unreserved amount is based on probability of collection.

(3) During the three months ended September 30, 2024, UDR recorded an $8.1 million non-cash impairment loss related to the Junction preferred equity investment.



Attachment 2

Funds From Operations
(Unaudited) [1]

In thousands, except per share and unit amounts	Three Months Ended September 30,		Nine Months Ended September 30,	
	2024	2023	2024	2023
Net income/(loss) attributable to common stockholders	$ 21,400	$ 31,637	$ 90,991	$ 407,741
Real estate depreciation and amortization	170,276	167,551	510,622	505,776
Noncontrolling interests	1,480	2,561	6,771	27,160
Real estate depreciation and amortization on unconsolidated joint ventures	12,546	13,149	40,928	29,329
Impairment loss from unconsolidated joint ventures [2]	8,083	-	8,083	-
Net (gain)/loss on the sale of depreciable real estate owned, net of tax	-	-	(16,867)	(324,770)
Funds from operations ("FFO") attributable to common stockholders and unitholders, basic	$ 213,785	$ 214,898	$ 640,528	$ 645,236
Distributions to preferred stockholders - Series E (Convertible) [3]	1,197	1,221	3,638	3,626
FFO attributable to common stockholders and unitholders, diluted	$ 214,982	$ 216,119	$ 644,166	$ 648,862
FFO per weighted average common share and unit, basic	$ 0.61	$ 0.61	$ 1.81	$ 1.84
FFO per weighted average common share and unit, diluted	$ 0.60	$ 0.61	$ 1.81	$ 1.83
Weighted average number of common shares and OP/DownREIT Units outstanding, basic	353,275	351,271	353,299	350,534
Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding, diluted	357,226	354,620	356,811	353,890
Impact of adjustments to FFO:				
Variable upside participation on preferred equity investment, net	$ -	$ -	$ -	$ (204)
Legal and other costs	1,551	364	6,995	(894)
Realized and unrealized (gain)/loss on real estate technology investments, net of tax	3	7,931	(4,613)	(179)
Severance costs	3,018	-	4,550	-
Casualty-related charges/(recoveries)	1,473	(1,928)	8,749	3,362
Total impact of adjustments to FFO	$ 6,045	$ 6,367	$ 15,681	$ 2,085
FFO as Adjusted attributable to common stockholders and unitholders, diluted	$ 221,027	$ 222,486	$ 659,847	$ 650,947
FFO as Adjusted per weighted average common share and unit, diluted	$ 0.62	$ 0.63	$ 1.85	$ 1.84
Recurring capital expenditures, inclusive of unconsolidated joint ventures	(29,898)	(27,139)	(73,496)	(60,784)
AFFO attributable to common stockholders and unitholders, diluted	$ 191,129	$ 195,347	$ 586,351	$ 590,163
AFFO per weighted average common share and unit, diluted	$ 0.54	$ 0.55	$ 1.64	$ 1.67

(1) See Attachment 14 for definitions and other terms.
(2) See Attachment 1, footnote 3 for further details.
(3) Series E cumulative convertible preferred shares are dilutive for purposes of calculating FFO per share for the three and nine months ended September 30, 2024 and September 30, 2023. Consequently, distributions to Series E cumulative convertible preferred stockholders are added to FFO and the weighted average number of Series E cumulative convertible preferred shares are included in the denominator when calculating FFO per common share and unit, diluted.



Attachment 3

Consolidated Balance Sheets
(Unaudited) [1]

In thousands, except share and per share amounts		September 30, 2024		December 31, 2023
ASSETS				
Real estate owned:				
Real estate held for investment	$	16,152,262	$	15,757,456
Less: accumulated depreciation		(6,739,674)		(6,242,686)
Real estate held for investment, net		9,412,588		9,514,770
Real estate under development				
(net of accumulated depreciation of $0 and $184)		-		160,220
Real estate held for disposition				
(net of accumulated depreciation of $0 and $24,960)		-		81,039
Total real estate owned, net of accumulated depreciation		9,412,588		9,756,029
Cash and cash equivalents		2,285		2,922
Restricted cash		33,267		31,944
Notes receivable, net		280,006		228,825
Investment in and advances to unconsolidated joint ventures, net		966,227		952,934
Operating lease right-of-use assets		187,918		190,619
Other assets		197,473		209,969
Total assets	$	11,079,764	$	11,373,242
LIABILITIES AND EQUITY				
Liabilities:				
Secured debt	$	1,140,692	$	1,277,713
Unsecured debt		4,724,571		4,520,996
Operating lease liabilities		183,181		185,836
Real estate taxes payable		68,816		47,107
Accrued interest payable		28,773		47,710
Security deposits and prepaid rent		49,727		50,528
Distributions payable		151,755		149,600
Accounts payable, accrued expenses, and other liabilities		119,202		141,311
Total liabilities		6,466,717		6,420,801
Redeemable noncontrolling interests in the OP and DownREIT Partnership		1,098,987		961,087
Equity:				
Preferred stock, no par value; 50,000,000 shares authorized at September 30, 2024 and December 31, 2023:				
2,600,678 shares of 8.00% Series E Cumulative Convertible issued				
and outstanding (2,686,308 shares at December 31, 2023)		43,192		44,614
11,355,829 shares of Series F outstanding (11,867,730 shares at December 31, 2023)		1		1
Common stock, $0.01 par value; 450,000,000 shares authorized at September 30, 2024 and December 31, 2023:				
329,926,696 shares issued and outstanding (329,014,512 shares at December 31, 2023)		3,299		3,290
Additional paid-in capital		7,526,910		7,493,217
Distributions in excess of net income		(4,064,283)		(3,554,892)
Accumulated other comprehensive income/(loss), net		4,606		4,914
Total stockholders' equity		3,513,725		3,991,144
Noncontrolling interests		335		210
Total equity		3,514,060		3,991,354
Total liabilities and equity	$	11,079,764	$	11,373,242

(1) See Attachment 14 for definitions and other terms.



Attachment 4(A)

Selected Financial Information
(Unaudited) [1]

Common Stock and Equivalents	September 30, 2024	December 31, 2023
Common shares	329,926,696	329,014,512
Restricted unit and common stock equivalents	1,073,864	81,382
Operating and DownREIT Partnership units	23,677,076	24,428,223
Series E cumulative convertible preferred shares [2]	2,815,608	2,908,323
Total common shares, OP/DownREIT units, and common stock equivalents	357,493,244	356,432,440

Weighted Average Number of Shares Outstanding	3Q 2024	3Q 2023
Weighted average number of common shares and OP/DownREIT units outstanding - basic	353,274,894	351,271,063
Weighted average number of OP/DownREIT units outstanding	(23,853,772)	(22,510,842)
Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations	329,421,122	328,760,221
Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted	357,226,153	354,619,703
Weighted average number of OP/DownREIT units outstanding	(23,853,772)	(22,510,842)
Weighted average number of Series E cumulative convertible preferred shares outstanding	(2,815,608)	(2,908,323)
Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations	330,556,773	329,200,538

	Year-to-Date 2024	Year-to-Date 2023
Weighted average number of common shares and OP/DownREIT units outstanding - basic	353,298,608	350,534,474
Weighted average number of OP/DownREIT units outstanding	(24,197,254)	(21,699,061)
Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations	329,101,354	328,835,413
Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted	356,811,488	353,890,829
Weighted average number of OP/DownREIT units outstanding	(24,197,254)	(21,699,061)
Weighted average number of Series E cumulative convertible preferred shares outstanding	(2,858,243)	(2,908,323)
Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations	329,755,991	329,283,445

(1) See Attachment 14 for definitions and other terms.
(2) At September 30, 2024 and December 31, 2023 there were 2,600,678 and 2,686,308 of Series E cumulative convertible preferred shares outstanding, which is equivalent to 2,815,608 and 2,908,323 shares of common stock if converted (after adjusting for the special dividend paid in 2008).



UDR

Attachment 4(B)

Selected Financial Information
September 30, 2024
(Unaudited) [1]

Debt Structure, In thousands		Balance	% of Total	Weighted Average Interest Rate	Weighted Average Years to Maturity [2]
Secured	Fixed	$ 1,117,138	19.0%	3.49%	4.3
	Floating	27,000	0.5%	3.96%	7.5
	Combined	1,144,138	19.5%	3.51%	4.4
Unsecured	Fixed	4,225,000 [3]	71.8%	3.08%	6.2
	Floating	511,783	8.7%	5.48%	0.8
	Combined	4,736,783	80.5%	3.34%	5.6
Total Debt	Fixed	5,342,138	90.8%	3.17%	5.8
	Floating	538,783	9.2%	5.41%	1.2
	Combined	5,880,921	100.0%	3.37%	5.4
	Total Non-Cash Adjustments [4]	(15,658)			
	Total per Balance Sheet	$ 5,865,263		3.43%	

Debt Maturities, In thousands

	Secured Debt [5]	Unsecured Debt	Revolving Credit Facilities & Comm. Paper [2] [6] [7]	Balance	% of Total	Weighted Average Interest Rate
2024	$ 1,340	$ -	$ 290,000	$ 291,340	5.0%	5.02%
2025	178,323	-	46,783	225,106	3.8%	4.11%
2026	56,672	300,000	-	356,672	6.1%	2.96%
2027	6,939	650,000	-	656,939	11.2%	3.92%
2028	166,526	300,000	-	466,526	7.9%	3.72%
2029	315,811	300,000	-	615,811	10.5%	3.93%
2030	230,597	600,000	-	830,597	14.1%	3.34%
2031	160,930	600,000	-	760,930	12.8%	2.92%
2032	27,000	400,000	-	427,000	7.3%	2.22%
2033	-	650,000	-	650,000	11.1%	1.99%
Thereafter	-	600,000	-	600,000	10.2%	4.04%
	1,144,138	4,400,000	336,783	5,880,921	100.0%	3.37%
Total Non-Cash Adjustments [4]	(3,446)	(12,212)	-	(15,658)		
Total per Balance Sheet	$ 1,140,692	$ 4,387,788	$ 336,783	$ 5,865,263		3.43%

(1) See Attachment 14 for definitions and other terms.
(2) The 2024 maturity reflects the $290.0 million of principal outstanding at an interest rate of 5.03%, the equivalent of SOFR plus a spread of 14.0 basis points, on the Company's unsecured commercial paper program as of September 30, 2024. Under the terms of the program the Company may issue up to a maximum aggregate amount outstanding of $700.0 million. If the commercial paper was refinanced using the line of credit, the weighted average years to maturity would be 5.6 years with and without extensions.
(3) Includes amounts on our $350.0 million unsecured Term Loan that have been swapped to fixed. The amounts swapped to fixed are $175.0 million at a weighted average rate of 1.45% that expires July 2025. The amounts that have not been swapped to fixed carry an interest rate of adjusted SOFR plus 85.0 basis points. The $350M Term Loan has a maturity date of January 2027 plus a one-year extension option.
(4) Includes the unamortized balance of fair market value adjustments, premiums/discounts and deferred financing costs.
(5) Includes principal amortization, as applicable.
(6) There were no borrowings outstanding on our $1.3 billion line of credit at September 30, 2024. The facility has a maturity date of August 2028, plus two six-month extension options and currently carries an interest rate equal to adjusted SOFR plus 77.5 basis points.
(7) There was $46.8 million outstanding on our $75.0 million working capital credit facility at September 30, 2024. The facility has a maturity date of January 2025 plus a one-year extension option. The working capital credit facility currently carries an interest rate equal to adjusted SOFR plus 77.5 basis points.



Attachment 4(C)

Selected Financial Information
(Dollars in Thousands)
(Unaudited) [1]

Coverage Ratios	Quarter Ended September 30, 2024	
Net income/(loss)	$	24,077
Adjustments:		
Interest expense, including debt extinguishment and other associated costs		50,214
Real estate depreciation and amortization		170,276
Other depreciation and amortization		4,029
Tax provision/(benefit), net		(156)
Impairment loss from unconsolidated joint ventures		8,083
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures		17,290
EBITDAre	$	273,813
Casualty-related charges/(recoveries), net		1,473
Legal and other costs		1,551
Severance costs		3,018
Realized and unrealized (gain)/loss on real estate technology investments		495
(Income)/loss from unconsolidated entities		1,880
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures		(17,290)
Management fee expense on unconsolidated joint ventures		(875)
Consolidated EBITDAre - adjusted for non-recurring items	$	264,065
Annualized consolidated EBITDAre - adjusted for non-recurring items	$	1,056,260
Interest expense, including debt extinguishment and other associated costs		50,214
Capitalized interest expense		2,046
Total interest	$	52,260
Preferred dividends	$	1,197
Total debt	$	5,865,263
Cash		(2,285)
Net debt	$	5,862,978
Consolidated Interest Coverage Ratio - adjusted for non-recurring items		**5.1x**
Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items		**4.9x**
Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items		**5.6x**

Debt Covenant Overview

Unsecured Line of Credit Covenants [2]	Required	Actual	Compliance
Maximum Leverage Ratio	≤60.0%	31.6% [2]	Yes
Minimum Fixed Charge Coverage Ratio	≥1.5x	4.8x	Yes
Maximum Secured Debt Ratio	≤40.0%	9.8%	Yes
Minimum Unencumbered Pool Leverage Ratio	≥150.0%	372.5%	Yes

Senior Unsecured Note Covenants [3]	Required	Actual	Compliance
Debt as a percentage of Total Assets	≤65.0%	33.0% [3]	Yes
Consolidated Income Available for Debt Service to Annual Service Charge	≥1.5x	5.5x	Yes
Secured Debt as a percentage of Total Assets	≤40.0%	6.4%	Yes
Total Unencumbered Assets to Unsecured Debt	≥150.0%	313.2%	Yes

Securities Ratings	Debt	Outlook	Commercial Paper
Moody's Investors Service	Baa1	Stable	P-2
S&P Global Ratings	BBB+	Stable	A-2

Asset Summary	Number of Homes	3Q 2024 NOI [1] ($000s)	% of NOI	Gross Carrying Value ($000s)	% of Total Gross Carrying Value
Unencumbered assets	46,759	$ 248,346	87.3%	$ 14,130,164	87.5%
Encumbered assets	8,940	36,076	12.7%	2,022,098	12.5%
	55,699	$ 284,422	100.0%	$ 16,152,262	100.0%

(1) See Attachment 14 for definitions and other terms.
(2) As defined in our credit agreement dated September 15, 2021, as amended.
(3) As defined in our indenture dated November 1, 1995 as amended, supplemented or modified from time to time.



Attachment 5

Operating Information
(Unaudited) [1]

Dollars in thousands	Total Homes	Quarter Ended September 30, 2024	Quarter Ended June 30, 2024	Quarter Ended March 31, 2024	Quarter Ended December 31, 2023	Quarter Ended September 30, 2023
Revenues						
Same-Store Communities	**52,837**	$ **393,654**	$ 389,989	$ 387,615	$ 386,305	$ 389,178
Stabilized, Non-Mature Communities	**2,447**	**14,800**	14,653	14,571	12,979	7,405
Development Communities	**415**	**1,858**	820	163	53	3
Non-Residential / Other	**-**	**7,776**	7,866	8,270	8,110	7,938
Total	**55,699**	$ **418,088**	$ 413,328	$ 410,619	$ 407,447	$ 404,524
Expenses						
Same-Store Communities		$ **123,388**	$ 120,265	$ 122,134	$ 116,417	$ 121,007
Stabilized, Non-Mature Communities		**5,673**	5,885	6,232	5,755	3,325
Development Communities		**1,083**	855	505	302	85
Non-Residential / Other		**3,522**	2,322	3,004	3,421	4,147
Total [2]		$ **133,666**	$ 129,327	$ 131,875	$ 125,895	$ 128,564
Net Operating Income						
Same-Store Communities		$ **270,266**	$ 269,724	$ 265,481	$ 269,888	$ 268,171
Stabilized, Non-Mature Communities		**9,127**	8,768	8,339	7,224	4,080
Development Communities		**775**	(35)	(342)	(249)	(82)
Non-Residential / Other		**4,254**	5,544	5,266	4,689	3,791
Total		$ **284,422**	$ 284,001	$ 278,744	$ 281,552	$ 275,960
Operating Margin						
Same-Store Communities		**68.7%**	69.2%	68.5%	69.9%	68.9%
Weighted Average Physical Occupancy						
Same-Store Communities		**96.3%**	96.8%	97.0%	96.9%	96.7%
Stabilized, Non-Mature Communities		**96.4%**	96.2%	93.8%	94.7%	90.5%
Development Communities		**48.9%**	26.9%	21.2%	10.9%	-
Other [3]		**-**	-	-	97.9%	96.5%
Total		**95.9%**	96.4%	96.8%	96.7%	96.4%
Sold and Held for Disposition Communities						
Revenues	**-**	$ **-**	$ -	$ 1,050	$ 3,447	$ 3,835
Expenses [2]		**-**	-	398	1,109	1,139
Net Operating Income/(Loss)		$ **-**	$ -	$ 652	$ 2,338	$ 2,696
Total	**55,699**	$ **284,422**	$ 284,001	$ 279,396	$ 283,890	$ 278,656

(1) See Attachment 14 for definitions and other terms.
(2) The summation of Total expenses and Sold and Held for Disposition Communities expenses above agrees to the summation of property operating and maintenance and real estate taxes and insurance expenses on Attachment 1.
(3) Includes occupancy of Sold and Held for Disposition Communities.



Attachment 6

Same-Store Operating Expense Information
(Dollars in Thousands)
(Unaudited) (1)

Year-Over-Year Comparison	% of 3Q 2024 SS Operating Expenses	3Q 2024	3Q 2023	% Change
Personnel	14.3%	$ 17,661	$ 16,849	4.8%
Utilities	14.3%	17,587	17,055	3.1%
Repair and maintenance	21.3%	26,229	25,059	4.7%
Administrative and marketing	7.5%	9,206	8,343	10.4%
Controllable expenses	57.4%	70,683	67,306	5.0%
Real estate taxes	37.8%	$ 46,776	$ 47,284	-1.1%
Insurance	4.8%	5,929	6,417	-7.6%
Same-Store operating expenses	100.0%	$ 123,388	$ 121,007	2.0%
Same-Store Homes	52,837			

Sequential Comparison	% of 3Q 2024 SS Operating Expenses	3Q 2024	2Q 2024	% Change
Personnel	14.3%	$ 17,661	$ 17,083	3.4%
Utilities	14.3%	17,587	16,418	7.1%
Repair and maintenance	21.3%	26,229	23,580	11.2%
Administrative and marketing	7.5%	9,206	8,598	7.1%
Controllable expenses	57.4%	70,683	65,679	7.6%
Real estate taxes	37.8%	$ 46,776	$ 48,629	-3.8%
Insurance	4.8%	5,929	5,957	-0.5%
Same-Store operating expenses	100.0%	$ 123,388	$ 120,265	2.6%
Same-Store Homes	52,837			

Year-to-Date Comparison	% of YTD 2024 SS Operating Expenses	YTD 2024	YTD 2023	% Change
Personnel [2]	14.5%	$ 51,839	$ 45,904	12.9%
Utilities	14.2%	50,844	49,476	2.8%
Repair and maintenance	20.1%	71,957	68,573	4.9%
Administrative and marketing	7.1%	25,338	22,721	11.5%
Controllable expenses	55.9%	199,978	186,674	7.1%
Real estate taxes	39.2%	$ 141,011	$ 137,957	2.2%
Insurance	4.9%	17,420	18,541	-6.0%
Same-Store operating expenses	100.0%	$ 358,409	$ 343,172	4.4%
Same-Store Homes	51,804			

(1) See Attachment 14 for definitions and other terms.
(2) Personnel for YTD 2023 includes a refundable payroll tax credit from 1Q 2023 of $3.7 million related to the Employee Retention Credit program.



Attachment 7(A)

Apartment Home Breakout
Portfolio Overview as of Quarter Ended
September 30, 2024
(Unaudited) [1]

	Same-Store Homes	Non-Mature Homes [2]	Total Consolidated Homes	Unconsolidated Joint Venture Operating Homes [3]	Total Homes (incl. JV) [3]	Revenue Per Occupied Home (Incl. JV at Share) [4]
West Region						
Orange County, CA	4,305	-	4,305	701	5,006	$ 3,122
San Francisco, CA	2,917	393	3,310	602	3,912	3,591
Seattle, WA	2,702	-	2,702	284	2,986	2,909
Monterey Peninsula, CA	1,567	-	1,567	-	1,567	2,434
Los Angeles, CA	1,225	-	1,225	340	1,565	3,427
	12,716	**393**	**13,109**	**1,927**	**15,036**	
Mid-Atlantic Region						
Metropolitan DC	8,819	300	9,119	360	9,479	2,421
Baltimore, MD	2,222	-	2,222	-	2,222	1,971
Richmond, VA	1,359	-	1,359	-	1,359	1,884
	12,400	**300**	**12,700**	**360**	**13,060**	
Northeast Region						
Boston, MA	4,667	-	4,667	876	5,543	3,220
New York, NY	2,318	-	2,318	707	3,025	4,961
	6,985	**-**	**6,985**	**1,583**	**8,568**	
Southeast Region						
Tampa, FL	3,877	330	4,207	-	4,207	2,180
Orlando, FL	3,493	-	3,493	-	3,493	1,914
Nashville, TN	2,261	-	2,261	-	2,261	1,758
	9,631	**330**	**9,961**	**-**	**9,961**	
Southwest Region						
Dallas, TX	6,218	1,231	7,449	-	7,449	1,795
Austin, TX	1,272	608	1,880	-	1,880	1,863
	7,490	**1,839**	**9,329**	**-**	**9,329**	
Other Markets [5]	**3,615**	**-**	**3,615**	**554**	**4,169**	2,646
Totals	**52,837**	**2,862**	**55,699**	**4,424**	**60,123**	**$ 2,602**
Communities [6]	**158**	**11**	**169**	**18**	**187**	

	Homes	Communities
Total completed homes	**60,123**	**187**
Under Development [7]	-	-
Total Quarter-end homes and communities	**60,123**	**187**

(1) See Attachment 14 for definitions and other terms.

(2) Represents homes included in Stabilized, Non-Mature, Acquired, Development, Redevelopment and Non-Residential/Other Communities categories on Attachment 5. Excludes development homes not yet completed and Sold and Held for Disposition Communities.

(3) Represents joint venture operating homes at 100 percent. Excludes joint venture held for disposition communities. See Attachment 10(A) for UDR's joint venture and partnership ownership interests.

(4) Represents joint ventures at UDR's ownership interests. Excludes joint venture held for disposition communities. See Attachment 10(A) for UDR's joint venture and partnership ownership interests.

(5) Other Markets include Denver (510 homes), Palm Beach (636 homes), Inland Empire (658 homes), San Diego (163 wholly owned, 264 JV homes), Portland (476 homes) and Philadelphia (1,172 wholly owned, 290 JV homes).

(6) Represents communities where 100 percent of all development homes have been completed.

(7) See Attachment 9 for UDR's developments and ownership interests.



Attachment 7(B)

Non-Mature Home Summary and Net Operating Income by Market
September 30, 2024
(Unaudited) [1]

Non-Mature Home Breakout - By Date

Community	Category	# of Homes	Market	Same-Store Quarter [2]
Central Square at Frisco	Stabilized, Non-Mature	298	Dallas, TX	4Q24
Villaggio	Stabilized, Non-Mature	273	Dallas, TX	4Q24
Lofts at Palisades	Stabilized, Non-Mature	343	Dallas, TX	4Q24
Flats at Palisades	Stabilized, Non-Mature	232	Dallas, TX	4Q24
Estancia Villas	Stabilized, Non-Mature	312	Austin, TX	4Q24
Palo Verde	Stabilized, Non-Mature	296	Austin, TX	4Q24
5421 at Dublin Station	Stabilized, Non-Mature	220	San Francisco, CA	1Q25
The MO	Stabilized, Non-Mature	300	Metropolitan DC	2Q25
Residences at Lake Merritt	Stabilized, Non-Mature	173	San Francisco, CA	2Q25
Villas at Fiori	Development	85	Dallas, TX	2Q26
101 N. Meridian	Development	330	Tampa, FL	3Q26
Total		**2,862**		

Net Operating Income Breakout By Market

Region	As a % of NOI Same-Store	Total	Region	As a % of NOI Same-Store	Total
West Region			**Southeast Region**		
Orange County, CA	11.4%	11.1%	Tampa, FL	5.7%	5.4%
San Francisco, CA	7.6%	8.4%	Orlando, FL	5.0%	4.6%
Seattle, WA	6.0%	6.1%	Nashville, TN	3.0%	2.7%
Monterey Peninsula, CA	3.1%	2.8%		**13.7%**	**12.7%**
Los Angeles, CA	3.0%	3.1%	**Southwest Region**		
	31.1%	**31.5%**	Dallas, TX	7.5%	8.2%
Mid-Atlantic Region			Austin, TX	1.6%	2.0%
Metropolitan DC	15.6%	14.9%		**9.1%**	**10.2%**
Baltimore, MD	3.1%	2.8%			
Richmond, VA	2.1%	1.9%	**Other Markets [3]**	**6.9%**	**7.0%**
	20.8%	**19.6%**			
Northeast Region					
Boston, MA	11.5%	11.4%			
New York, NY	6.9%	7.6%			
	18.4%	**19.0%**	**Total**	**100.0%**	**100.0%**

(1) See Attachment 14 for definitions and other terms.
(2) Estimated Same-Store quarter represents the quarter UDR anticipates contributing the community to the QTD same-store pool.
(3) See Attachment 7(A), footnote 5 for details regarding location of the Other Markets.



Attachment 8(A)

Same-Store Operating Information By Major Market
Current Quarter vs. Prior Year Quarter
September 30, 2024
(Unaudited) [1]

	Total Same-Store Homes	% of Same-Store Portfolio Based on 3Q 2024 NOI	Same-Store					
			Physical Occupancy			Total Revenue per Occupied Home		
			3Q 24	3Q 23	Change	3Q 24	3Q 23	Change
West Region								
Orange County, CA	4,305	11.4%	96.4%	96.8%	-0.4%	$ 3,122	$ 3,067	1.8%
San Francisco, CA	2,917	7.6%	96.5%	96.1%	0.4%	3,547	3,532	0.4%
Seattle, WA	2,702	6.0%	96.3%	97.3%	-1.0%	2,920	2,822	3.5%
Monterey Peninsula, CA	1,567	3.1%	95.9%	96.4%	-0.5%	2,434	2,324	4.7%
Los Angeles, CA	1,225	3.0%	95.9%	95.9%	0.0%	3,259	3,185	2.3%
	12,716	**31.1%**	**96.3%**	**96.6%**	**-0.3%**	**3,105**	**3,043**	**2.0%**
Mid-Atlantic Region								
Metropolitan DC	8,819	15.6%	96.7%	97.2%	-0.5%	2,420	2,340	3.4%
Baltimore, MD	2,222	3.1%	95.2%	95.6%	-0.4%	1,971	1,933	2.0%
Richmond, VA	1,359	2.1%	96.7%	97.0%	-0.3%	1,884	1,892	-0.4%
	12,400	**20.8%**	**96.4%**	**96.9%**	**-0.5%**	**2,282**	**2,219**	**2.8%**
Northeast Region								
Boston, MA	4,667	11.5%	96.2%	96.3%	-0.1%	3,263	3,145	3.8%
New York, NY	2,318	6.9%	97.2%	97.6%	-0.4%	4,893	4,789	2.2%
	6,985	**18.4%**	**96.5%**	**96.7%**	**-0.2%**	**3,808**	**3,695**	**3.0%**
Southeast Region								
Tampa, FL	3,877	5.7%	95.8%	96.6%	-0.8%	2,153	2,136	0.8%
Orlando, FL	3,493	5.0%	95.9%	96.0%	-0.1%	1,914	1,944	-1.5%
Nashville, TN	2,261	3.0%	96.0%	96.5%	-0.5%	1,758	1,782	-1.3%
	9,631	**13.7%**	**95.9%**	**96.4%**	**-0.5%**	**1,973**	**1,983**	**-0.5%**
Southwest Region								
Dallas, TX	6,218	7.5%	96.2%	96.9%	-0.7%	1,772	1,807	-1.9%
Austin, TX	1,272	1.6%	96.8%	96.1%	0.7%	1,938	1,959	-1.1%
	7,490	**9.1%**	**96.3%**	**96.8%**	**-0.5%**	**1,800**	**1,833**	**-1.8%**
Other Markets	**3,615**	**6.9%**	**96.6%**	**96.5%**	**0.1%**	**2,585**	**2,597**	**-0.5%**
Total/Weighted Avg.	**52,837**	**100.0%**	**96.3%**	**96.7%**	**-0.4%**	**$ 2,579**	**$ 2,541**	**1.5%**

(1) See Attachment 14 for definitions and other terms.



Attachment 8(B)

Same-Store Operating Information By Major Market
Current Quarter vs. Prior Year Quarter
September 30, 2024
(Unaudited) (1)

	Total Same-Store Homes	Same-Store ($000s)								
		Revenues			Expenses			Net Operating Income		
		3Q 24	3Q 23	Change	3Q 24	3Q 23	Change	3Q 24	3Q 23	Change
West Region										
Orange County, CA	4,305	$ 38,865	$ 38,349	1.3%	$ 8,165	$ 8,675	-5.9%	$ 30,700	$ 29,674	3.5%
San Francisco, CA	2,917	29,957	29,702	0.9%	9,456	9,108	3.8%	20,501	20,594	-0.5%
Seattle, WA	2,702	22,791	22,258	2.4%	6,484	6,081	6.6%	16,307	16,177	0.8%
Monterey Peninsula, CA	1,567	10,972	10,531	4.2%	2,499	2,349	6.4%	8,473	8,182	3.6%
Los Angeles, CA	1,225	11,485	11,226	2.3%	3,274	3,012	8.7%	8,211	8,214	0.0%
	12,716	**114,070**	**112,066**	**1.8%**	**29,878**	**29,225**	**2.2%**	**84,192**	**82,841**	**1.6%**
Mid-Atlantic Region										
Metropolitan DC	8,819	61,906	60,162	2.9%	19,988	19,255	3.8%	41,918	40,907	2.5%
Baltimore, MD	2,222	12,511	12,316	1.6%	4,223	4,278	-1.3%	8,288	8,038	3.1%
Richmond, VA	1,359	7,427	7,482	-0.7%	1,810	1,836	-1.4%	5,617	5,646	-0.5%
	12,400	**81,844**	**79,960**	**2.4%**	**26,021**	**25,369**	**2.6%**	**55,823**	**54,591**	**2.3%**
Northeast Region										
Boston, MA	4,667	43,950	42,407	3.6%	12,944	12,279	5.4%	31,006	30,128	2.9%
New York, NY	2,318	33,070	32,501	1.8%	14,467	14,038	3.1%	18,603	18,463	0.8%
	6,985	**77,020**	**74,908**	**2.8%**	**27,411**	**26,317**	**4.2%**	**49,609**	**48,591**	**2.1%**
Southeast Region										
Tampa, FL	3,877	23,985	24,004	-0.1%	8,556	8,061	6.1%	15,429	15,943	-3.2%
Orlando, FL	3,493	19,239	19,557	-1.6%	5,622	6,244	-10.0%	13,617	13,313	2.3%
Nashville, TN	2,261	11,449	11,660	-1.8%	3,236	3,187	1.5%	8,213	8,473	-3.1%
	9,631	**54,673**	**55,221**	**-1.0%**	**17,414**	**17,492**	**-0.4%**	**37,259**	**37,729**	**-1.2%**
Southwest Region										
Dallas, TX	6,218	31,806	32,654	-2.6%	11,581	11,590	-0.1%	20,225	21,064	-4.0%
Austin, TX	1,272	7,158	7,191	-0.5%	2,766	2,637	4.9%	4,392	4,554	-3.5%
	7,490	**38,964**	**39,845**	**-2.2%**	**14,347**	**14,227**	**0.8%**	**24,617**	**25,618**	**-3.9%**
Other Markets	**3,615**	**27,083**	**27,178**	**-0.4%**	**8,317**	**8,377**	**-0.7%**	**18,766**	**18,801**	**-0.2%**
Total	**52,837**	**$ 393,654**	**$ 389,178**	**1.2%**	**$ 123,388**	**$ 121,007**	**2.0%**	**$ 270,266**	**$ 268,171**	**0.8%**

(1) See Attachment 14 for definitions and other terms.



Attachment 8(C)

Same-Store Operating Information By Major Market
Current Quarter vs. Last Quarter
September 30, 2024
(Unaudited) (1)

	Total Same-Store Homes	Same-Store					
		Physical Occupancy			Total Revenue per Occupied Home		
		3Q 24	2Q 24	Change	3Q 24	2Q 24	Change
West Region							
Orange County, CA	4,305	96.4%	96.8%	-0.4%	$ 3,122	$ 3,081	1.3%
San Francisco, CA	2,917	96.5%	96.6%	-0.1%	3,547	3,491	1.6%
Seattle, WA	2,702	96.3%	97.0%	-0.7%	2,920	2,853	2.3%
Monterey Peninsula, CA	1,567	95.9%	95.4%	0.5%	2,434	2,393	1.7%
Los Angeles, CA	1,225	95.9%	96.2%	-0.3%	3,259	3,150	3.5%
	12,716	**96.3%**	**96.6%**	**-0.3%**	**3,105**	**3,049**	**1.8%**
Mid-Atlantic Region							
Metropolitan DC	8,819	96.7%	97.3%	-0.6%	2,420	2,360	2.5%
Baltimore, MD	2,222	95.2%	96.4%	-1.2%	1,971	1,944	1.4%
Richmond, VA	1,359	96.7%	96.6%	0.1%	1,884	1,870	0.7%
	12,400	**96.4%**	**97.1%**	**-0.7%**	**2,282**	**2,233**	**2.3%**
Northeast Region							
Boston, MA	4,667	96.2%	97.0%	-0.8%	3,263	3,195	2.1%
New York, NY	2,318	97.2%	97.6%	-0.4%	4,893	4,734	3.4%
	6,985	**96.5%**	**97.2%**	**-0.7%**	**3,808**	**3,708**	**2.7%**
Southeast Region							
Tampa, FL	3,877	95.8%	96.6%	-0.8%	2,153	2,150	0.1%
Orlando, FL	3,493	95.9%	96.7%	-0.8%	1,914	1,930	-0.8%
Nashville, TN	2,261	96.0%	96.6%	-0.6%	1,758	1,762	-0.2%
	9,631	**95.9%**	**96.6%**	**-0.7%**	**1,973**	**1,979**	**-0.3%**
Southwest Region							
Dallas, TX	6,218	96.2%	96.7%	-0.5%	1,772	1,785	-0.7%
Austin, TX	1,272	96.8%	96.9%	-0.1%	1,938	1,920	0.9%
	7,490	**96.3%**	**96.7%**	**-0.4%**	**1,800**	**1,808**	**-0.4%**
Other Markets	**3,615**	**96.6%**	**96.7%**	**-0.1%**	**2,585**	**2,573**	**0.5%**
Total/Weighted Avg.	**52,837**	**96.3%**	**96.8%**	**-0.5%**	**$ 2,579**	**$ 2,541**	**1.5%**

(1) See Attachment 14 for definitions and other terms.



Attachment 8(D)

Same-Store Operating Information By Major Market
Current Quarter vs. Last Quarter
September 30, 2024
(Unaudited) [1]

| | Total Same-Store Homes | Same-Store ($000s) | | | | | | | | |
| | | Revenues | | | Expenses | | | Net Operating Income | | |
		3Q 24	2Q 24	Change	3Q 24	2Q 24	Change	3Q 24	2Q 24	Change
West Region										
Orange County, CA	4,305	$ 38,865	$ 38,513	0.9%	$ 8,165	$ 8,158	0.1%	$ 30,700	$ 30,355	1.1%
San Francisco, CA	2,917	29,957	29,515	1.5%	9,456	9,016	4.9%	20,501	20,499	0.0%
Seattle, WA	2,702	22,791	22,433	1.6%	6,484	6,215	4.3%	16,307	16,218	0.5%
Monterey Peninsula, CA	1,567	10,972	10,730	2.3%	2,499	2,437	2.5%	8,473	8,293	2.2%
Los Angeles, CA	1,225	11,485	11,138	3.1%	3,274	3,051	7.3%	8,211	8,087	1.5%
	12,716	114,070	112,329	1.6%	29,878	28,877	3.5%	84,192	83,452	0.9%
Mid-Atlantic Region										
Metropolitan DC	8,819	61,906	60,744	1.9%	19,988	19,281	3.7%	41,918	41,463	1.1%
Baltimore, MD	2,222	12,511	12,495	0.1%	4,223	4,272	-1.2%	8,288	8,223	0.8%
Richmond, VA	1,359	7,427	7,364	0.9%	1,810	1,829	-1.0%	5,617	5,535	1.5%
	12,400	81,844	80,603	1.5%	26,021	25,382	2.5%	55,823	55,221	1.1%
Northeast Region										
Boston, MA	4,667	43,950	43,394	1.3%	12,944	12,206	6.0%	31,006	31,188	-0.6%
New York, NY	2,318	33,070	32,127	2.9%	14,467	13,560	6.7%	18,603	18,567	0.2%
	6,985	77,020	75,521	2.0%	27,411	25,766	6.4%	49,609	49,755	-0.3%
Southeast Region										
Tampa, FL	3,877	23,985	24,154	-0.7%	8,556	8,079	5.9%	15,429	16,075	-4.0%
Orlando, FL	3,493	19,239	19,552	-1.6%	5,622	6,217	-9.6%	13,617	13,335	2.1%
Nashville, TN	2,261	11,449	11,544	-0.8%	3,236	3,201	1.1%	8,213	8,343	-1.6%
	9,631	54,673	55,250	-1.0%	17,414	17,497	-0.5%	37,259	37,753	-1.3%
Southwest Region										
Dallas, TX	6,218	31,806	32,200	-1.2%	11,581	11,820	-2.0%	20,225	20,380	-0.8%
Austin, TX	1,272	7,158	7,098	0.8%	2,766	2,930	-5.6%	4,392	4,168	5.4%
	7,490	38,964	39,298	-0.8%	14,347	14,750	-2.7%	24,617	24,548	0.3%
Other Markets	3,615	27,083	26,988	0.4%	8,317	7,993	4.1%	18,766	18,995	-1.2%
Total	52,837	$ 393,654	$ 389,989	0.9%	$ 123,388	$ 120,265	2.6%	$ 270,266	$ 269,724	0.2%

(1) See Attachment 14 for definitions and other terms.



Attachment 8(E)

Same-Store Operating Information By Major Market
Current Year-to-Date vs. Prior Year-to-Date
September 30, 2024
(Unaudited) [1]

	Total Same-Store Homes	% of Same-Store Portfolio Based on YTD 2024 NOI	Same-Store					
			Physical Occupancy			Total Revenue per Occupied Home		
			YTD 24	YTD 23	Change	YTD 24	YTD 23	Change
West Region								
Orange County, CA	4,305	11.5%	**96.7%**	96.3%	0.4%	$ **3,087**	$ 3,006	2.7%
San Francisco, CA	2,781	7.6%	**97.0%**	96.5%	0.5%	**3,538**	3,494	1.3%
Seattle, WA	2,702	6.1%	**97.0%**	97.1%	-0.1%	**2,865**	2,813	1.8%
Monterey Peninsula, CA	1,567	3.1%	**95.8%**	95.8%	0.0%	**2,398**	2,266	5.8%
Los Angeles, CA	1,225	3.1%	**96.3%**	96.3%	0.0%	**3,204**	3,155	1.6%
	12,580	**31.4%**	**96.7%**	**96.5%**	**0.2%**	**3,065**	**2,995**	**2.3%**
Mid-Atlantic Region								
Metropolitan DC	8,819	15.7%	**97.2%**	97.1%	0.1%	**2,373**	2,288	3.7%
Baltimore, MD	2,222	3.1%	**95.9%**	95.5%	0.4%	**1,941**	1,903	2.0%
Richmond, VA	1,359	2.1%	**96.8%**	96.8%	0.0%	**1,867**	1,822	2.5%
	12,400	**20.9%**	**96.9%**	**96.8%**	**0.1%**	**2,241**	**2,169**	**3.3%**
Northeast Region								
Boston, MA	4,667	11.6%	**96.7%**	96.6%	0.1%	**3,207**	3,089	3.8%
New York, NY	2,318	6.9%	**97.7%**	97.8%	-0.1%	**4,767**	4,619	3.2%
	6,985	**18.5%**	**97.0%**	**97.0%**	**0.0%**	**3,728**	**3,601**	**3.5%**
Southeast Region								
Tampa, FL	3,877	6.0%	**96.4%**	96.5%	-0.1%	**2,144**	2,119	1.2%
Orlando, FL	3,493	5.1%	**96.5%**	96.1%	0.4%	**1,920**	1,916	0.2%
Nashville, TN	2,261	3.1%	**96.4%**	96.0%	0.4%	**1,754**	1,764	-0.6%
	9,631	**14.2%**	**96.4%**	**96.2%**	**0.2%**	**1,971**	**1,962**	**0.5%**
Southwest Region								
Dallas, TX	5,813	7.1%	**96.5%**	96.6%	-0.1%	**1,777**	1,785	-0.4%
Austin, TX	1,272	1.6%	**96.9%**	96.4%	0.5%	**1,918**	1,939	-1.1%
	7,085	**8.7%**	**96.6%**	**96.6%**	**0.0%**	**1,802**	**1,813**	**-0.6%**
Other Markets	**3,123**	**6.3%**	**96.9%**	**96.7%**	**0.2%**	**2,604**	**2,575**	**1.1%**
Total/Weighted Avg.	**51,804**	**100.0%**	**96.7%**	**96.6%**	**0.1%**	$ **2,554**	$ **2,501**	**2.1%**

(1) See Attachment 14 for definitions and other terms.



Attachment 8(F)

Same-Store Operating Information By Major Market
Current Year-to-Date vs. Prior Year-to-Date
September 30, 2024
(Unaudited) [1]

	Total Same-Store Homes	Same-Store ($000s)								
		Revenues			Expenses			Net Operating Income		
		YTD 24	YTD 23	Change	YTD 24	YTD 23	Change	YTD 24	YTD 23	Change
West Region										
Orange County, CA	4,305	$ 115,654	$ 112,166	3.1%	$ 24,835	$ 24,957	-0.5%	$ 90,819	$ 87,209	4.1%
San Francisco, CA	2,781	85,902	84,371	1.8%	25,645	24,545	4.5%	60,257	59,826	0.7%
Seattle, WA	2,702	67,591	66,428	1.8%	18,916	17,377	8.9%	48,675	49,051	-0.8%
Monterey Peninsula, CA	1,567	32,394	30,620	5.8%	7,420	6,931	7.1%	24,974	23,689	5.4%
Los Angeles, CA	1,225	34,015	33,495	1.6%	9,533	8,968	6.3%	24,482	24,527	-0.2%
	12,580	335,556	327,080	2.6%	86,349	82,778	4.3%	249,207	244,302	2.0%
Mid-Atlantic Region										
Metropolitan DC	8,819	183,045	176,298	3.8%	58,521	55,449	5.5%	124,524	120,849	3.0%
Baltimore, MD	2,222	37,228	36,329	2.5%	12,524	12,050	3.9%	24,704	24,279	1.8%
Richmond, VA	1,359	22,110	21,566	2.5%	5,588	5,551	0.7%	16,522	16,015	3.2%
	12,400	242,383	234,193	3.5%	76,633	73,050	4.9%	165,750	161,143	2.9%
Northeast Region										
Boston, MA	4,667	130,242	125,338	3.9%	38,309	35,541	7.8%	91,933	89,797	2.4%
New York, NY	2,318	97,154	94,243	3.1%	42,053	39,899	5.4%	55,101	54,344	1.4%
	6,985	227,396	219,581	3.6%	80,362	75,440	6.5%	147,034	144,141	2.0%
Southeast Region										
Tampa, FL	3,877	72,120	71,361	1.1%	24,759	24,335	1.7%	47,361	47,026	0.7%
Orlando, FL	3,493	58,239	57,896	0.6%	18,032	17,924	0.6%	40,207	39,972	0.6%
Nashville, TN	2,261	34,416	34,439	-0.1%	9,732	9,386	3.7%	24,684	25,053	-1.5%
	9,631	164,775	163,696	0.7%	52,523	51,645	1.7%	112,252	112,051	0.2%
Southwest Region										
Dallas, TX	5,813	89,703	90,215	-0.6%	33,233	32,711	1.6%	56,470	57,504	-1.8%
Austin, TX	1,272	21,273	21,398	-0.6%	8,402	7,944	5.8%	12,871	13,454	-4.3%
	7,085	110,976	111,613	-0.6%	41,635	40,655	2.4%	69,341	70,958	-2.3%
Other Markets	3,123	70,911	69,991	1.3%	20,907	19,604	6.6%	50,004	50,387	-0.8%
Total	51,804	$ 1,151,997	$ 1,126,154	2.3%	$ 358,409	$ 343,172	4.4%	$ 793,588	$ 782,982	1.4%

(1) See Attachment 14 for definitions and other terms.



Attachment 8(G)

Same-Store Operating Information By Major Market
September 30, 2024
(Unaudited) [1]

	Effective Blended Lease Rate Growth	Effective New Lease Rate Growth	Effective Renewal Lease Rate Growth	Annualized Turnover			
	3Q 2024	3Q 2024	3Q 2024	3Q 2024	3Q 2023	YTD 2024	YTD 2023
West Region	2.1%	-0.4%	4.3%	50.4%	51.4%	43.8%	45.5%
Mid-Atlantic Region	3.7%	-0.3%	6.7%	57.7%	56.3%	44.9%	47.1%
Northeast Region	4.1%	2.7%	5.2%	53.9%	59.0%	42.7%	45.9%
Southeast Region	-1.5%	-6.7%	4.1%	60.1%	60.7%	51.7%	55.4%
Southwest Region	-3.5%	-10.4%	4.1%	62.2%	61.4%	51.0%	52.9%
Other Markets	1.7%	-4.1%	5.7%	49.9%	59.3%	36.6%	39.6%
Total/Weighted Avg.	1.8%	-2.1%	5.1%	55.3%	57.0%	45.9%	48.5%

Allocation of Total Homes Repriced during the Quarter		46.2%	53.8%

(1) See Attachment 14 for definitions and other terms.



Attachment 9

Development and Land Summary
September 30, 2024
(Dollars in Thousands)
(Unaudited) [1]

Wholly-Owned

Community	Location	# of Homes	Compl. Homes	Cost to Date	Budgeted Cost	Est. Cost per Home	Start	Schedule Initial Occ.	Compl.	Percentage Leased	Occupied
Projects Under Construction											
N/A	N/A	-	-	$ -	$ -	$ -	N/A	N/A	N/A	N/A	N/A
Total Under Construction		**-**	**-**	**$ -**	**$ -**	**$ -**					
Completed Projects, Non-Stabilized											
Villas at Fiori	Addison, TX	85	85	$ 52,344	$ 53,500	$ 629	1Q22	4Q23	1Q24	80.0%	77.7%
101 N. Meridian	Tampa, FL	330	330	131,442	134,000	406	1Q22	1Q24	2Q24	53.0%	50.3%
Total Completed, Non-Stabilized		**415**	**415**	**$ 183,786**	**$ 187,500**	**$ 452**					
Total - Wholly Owned		**415**	**415**	**$ 183,786**	**$ 187,500**	**$ 452**					

NOI From Wholly-Owned Projects	3Q 24
Projects Under Construction	$ -
Completed, Non-Stabilized	775
Total	**$ 775**

Land Summary	Location	UDR Ownership Interest	Real Estate Cost Basis
Total Land (8 parcels)	**Various**	**100%**	**$ 249,888**

(1) See Attachment 14 for definitions and other terms.



Attachment 10(A)

Unconsolidated Summary
September 30, 2024
(Dollars in Thousands)
(Unaudited) [1]

Portfolio Characteristics	Own. Interest	# of Comm.	# of Homes	Physical Occupancy 3Q 24	Total Rev. per Occ. Home 3Q 24	Net Operating Income UDR's Share 3Q 24	Net Operating Income UDR's Share YTD 24	Net Operating Income Total YTD 24 [2]
UDR / MetLife	50%	13	2,834	96.5%	$ 4,243	$ 10,223	$ 30,958	$ 61,609
UDR / LaSalle	51%	5	1,590	96.7%	2,666	4,440	13,179	25,842
Total		**18**	**4,424**	**96.6%**	**$ 3,670**	**$ 14,663**	**$ 44,137**	**$ 87,451**

Balance Sheet Characteristics	Gross Book Value of JV Real Estate Assets [3]	Total Project Debt [3]	UDR's Equity Investment	Weighted Avg. Debt Interest Rate	Debt Maturities
UDR / MetLife	$ 1,735,298	$ 853,125	$ 217,912	3.88%	2025-2031
UDR / LaSalle	616,183	45,217	271,927	5.87%	2028
Total	**$ 2,351,481**	**$ 898,342**	**$ 489,839**	**3.98%**	

Joint Venture Same-Store Growth [4]	Communities	3Q 24 vs. 3Q 23 Growth Revenue	3Q 24 vs. 3Q 23 Growth Expense	3Q 24 vs. 3Q 23 Growth NOI	3Q 24 vs. 2Q 24 Growth Revenue	3Q 24 vs. 2Q 24 Growth Expense	3Q 24 vs. 2Q 24 Growth NOI
Combined JV Portfolio	17	1.1%	12.4%	-5.1%	2.1%	10.0%	-2.5%

Joint Venture Same-Store Growth [4]	Communities	YTD 24 vs. YTD 23 Growth Revenue	YTD 24 vs. YTD 23 Growth Expense	YTD 24 vs. YTD 23 Growth NOI
Combined JV Portfolio	17	1.0%	11.9%	-4.7%

Other Unconsolidated Investments [5]	UDR Investment [6] Commitment	UDR Investment [6] Funded	UDR Investment [6] Balance	Income/(Loss) from Investments 3Q 24 [7]
Total Real Estate Technology and Sustainability Investments	$ 106,000	$ 58,972	$ 59,949	$ 499

(1) See Attachment 14 for definitions and other terms.
(2) Represents NOI at 100% for the period ended September 30, 2024.
(3) Joint ventures and partnerships represented at 100%. Debt balances are presented net of deferred financing costs.
(4) Joint Venture Same-Store growth is presented at UDR's ownership interest.
(5) Other unconsolidated investments represent UDR's investments in six real estate technology and climate technology funds.
(6) Investment commitment represents maximum equity and therefore excludes realized/unrealized gain/(loss). Investment funded represents cash funded towards the investment commitment. Investment balance includes amount funded plus realized/unrealized gain/(loss), less distributions received prior to the period end.
(7) Income/(loss) from investments is deducted/added back to FFOA.



Attachment 10(B)

Debt and Preferred Equity Program
September 30, 2024
(Dollars in Thousands)
(Unaudited) [1]

Debt and Preferred Equity Program [2][3]

Community	Location	# of Homes	UDR Investment Commitment [3]	UDR Investment Balance [3]	Return Rate	Years to Maturity [4]	Upside Participation
Preferred Equity							
Non-Stabilized Developments							
Makers Rise	Herndon, VA	356	$ 30,208	$ 39,868	9.0%	1.2	Variable
121 at Watters	Allen, TX	469	19,843	26,319	9.0%	1.5	Variable
Infield Phase I	Kissimmee, FL	384	16,044	22,725	14.0%	1.7	-
Upton Place	Washington, DC	689	52,163	67,291	9.7%	3.1	-
Total		**1,898**	**$ 118,258**	**$ 156,203**	**10.0%**	**2.2**	
Stabilized Developments and Recapitalizations							
Junction [5]	Santa Monica, CA	66	45,058	41,452	9.35%	0.1	-
Thousand Oaks	Thousand Oaks, CA	142	20,059	29,121	9.0%	0.3	Variable
Meetinghouse	Portland, OR	232	14,340	16,458	9.0%	2.4	-
Heirloom	Portland, OR	286	20,642	23,251	9.0%	2.7	-
Vernon Boulevard	Queens, NY	534	40,000	50,947	11.0%	3.1	-
Portfolio Recapitalization [6]	Various	2,460	102,000	102,669	8.0%	4.7	-
Portfolio Recapitalization [7]	Portland, OR	818	35,000	35,000	10.75%	4.7	-
Total		**4,538**	**$ 277,099**	**$ 298,898**	**9.2%**	**3.2**	
Total - Preferred Equity		**6,436**	**$ 395,357**	**$ 455,101**	**9.4%**	**2.9**	
Loans - Non-Stabilized Developments							
1300 Fairmount [8]	Philadelphia, PA	478	71,393	106,271	10.5%	1.0	-
Menifee	Menifee, CA	237	24,447	28,295	11.0%	2.2	-
Riverside	Riverside, CA	482	59,676	69,977	11.0%	2.2	-
Total - Loans		**1,197**	**$ 155,516**	**$ 204,543**	**10.8%**	**1.7**	
Total - Debt and Preferred Equity Program		**7,633**	**$ 550,873**	**$ 659,644**	**9.8%**	**2.5**	

	3Q 24
Income/(loss) from investments [5]	$ 6,226

(1) See Attachment 14 for definitions and other terms.

(2) The Debt and Preferred Equity Program was previously referred to as the Developer Capital Program. UDR's investments are reflected as investment in and advances to unconsolidated joint ventures or notes receivable, net on the Consolidated Balance Sheets and income/(loss) from unconsolidated entities or interest and other income/(expense), net on the Consolidated Statements of Operations in accordance with GAAP.

(3) Investment commitment represents maximum loan principal or equity investment and therefore excludes accrued return. Investment balance includes amount funded plus accrued and unpaid return prior to the period end as well as any non-cash impairment losses.

(4) As of September 30, 2024, our preferred equity investment and loan portfolio had a weighted average term to maturity of 2.5 years, excluding extension options. In many cases, the maturity dates of our investments can be extended by up to three years, typically through multiple one year extensions, subject to certain conditions being satisfied. In addition, the maturity dates of our investments may differ from the maturity dates of the senior loans held by the ventures.

(5) During the quarter, UDR entered into a new $31.1 million senior loan directly with its joint venture in Junction, with an interest rate of SOFR + 3% and a maturity date of September 2027, which is in addition to its existing preferred equity investment also included in the line item. The proceeds of the senior loan were used by the joint venture to repay in full its prior senior construction loan, which was scheduled to mature in January 2025. Furthermore, UDR recorded an $8.1 million non-cash impairment loss on its total investment in Junction due to a decrease in the value of the operating community.

(6) A joint venture with 14 stabilized communities located in various markets.

(7) A joint venture with 4 stabilized communities located in Portland, OR.

(8) During the quarter, the joint venture exercised a one-year extension option on UDR's loan which amended the maturity date to October 2025. In connection with the extension option, the contractual return rate increased from 10.5% to 11.0% effective in October 2024.



Attachment 11

Acquisitions, Dispositions, and Debt and Preferred Equity Program Summary
September 30, 2024
(Dollars in Thousands)
(Unaudited) [1]

Date of Investment	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	UDR Investment Commitment	Return Rate	# of Homes
Debt and Preferred Equity Program							
Jul-24	Portfolio Recapitalization	Portland, OR	N/A	N/A	$ 35,000	10.75%	818
					$ 35,000	10.75%	818

Date of Sale	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	Price [2]	Debt [2]	# of Homes	Price per Home
Dispositions - Wholly-Owned								
Feb-24	Crescent Falls Church [3]	Arlington, VA	100%	0%	$ 100,000	$ -	214	$ 467
					$ 100,000	$ -	214	$ 467

(1) See Attachment 14 for definitions and other terms.
(2) Price represents 100% of the asset. Debt represents 100% of the asset's indebtedness, and excludes deferred financing costs.
(3) UDR recorded a gain on sale of approximately $16.9 million during the nine months ended September 30, 2024, which is included in gain/(loss) on sale of real estate owned.



Attachment 12

Capital Expenditure and Repair and Maintenance Summary
September 30, 2024
(In thousands, except Cost per Home)
(Unaudited) [1]

Capital Expenditures for Consolidated Homes [2]	Three Months Ended September 30, 2024	Cost per Home	Nine Months Ended September 30, 2024	Cost per Home
Average number of homes [3]	55,284		55,306	
Total Recurring Cap Ex	$ 28,258	$ 511	$ 70,043	$ 1,266
NOI Enhancing Cap Ex	25,122	454	63,933	1,156
Total Recurring and NOI Enhancing Cap Ex	$ 53,380	$ 966	$ 133,976	$ 2,422

Repair and Maintenance for Consolidated Homes (Expensed)	Three Months Ended September 30, 2024	Cost per Home	Nine Months Ended September 30, 2024	Cost per Home
Average number of homes [3]	55,284		55,306	
Total Repair and Maintenance	$ 27,475	$ 497	$ 76,943	$ 1,391

(1) See Attachment 14 for definitions and other terms.
(2) Excludes redevelopment capital and initial capital expenditures on acquisitions.
(3) Average number of homes is calculated based on the number of homes owned at the end of each month.



Attachment 13

4Q 2024 and Full-Year 2024 Guidance
September 30, 2024
(Unaudited) [1]

Net Income, FFO, FFO as Adjusted and AFFO per Share and Unit Guidance	4Q 2024	Full-Year 2024 Guidance		
		Full-Year 2024	Prior Guidance	Change from Prior Midpoint
Income/(loss) per weighted average common share, diluted	$0.10 to $0.12	$0.38 to $0.40	$0.35 to $0.43	-
FFO per common share and unit, diluted	$0.61 to $0.63	$2.42 to $2.44	$2.38 to $2.46	$0.01
FFO as Adjusted per common share and unit, diluted	$0.62 to $0.64	$2.47 to $2.49	$2.42 to $2.50	$0.02
Adjusted Funds from Operations ("AFFO") per common share and unit, diluted	$0.56 to $0.58	$2.21 to $2.23	$2.16 to $2.24	$0.02
Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding, diluted (in millions)	357.5	356.8	356.7	0.1
Annualized dividend per share and unit		$1.70	$1.70	-

Same-Store Guidance (Straight-line basis)	Full-Year 2024	Prior Guidance	Change from Prior Midpoint
Revenue growth / (decline)	2.00% to 2.40%	1.00% to 3.00%	0.20%
Expense growth	4.00% to 4.80%	4.00% to 6.00%	-0.60%
NOI growth / (decline)	1.00% to 1.40%	-0.25% to 1.75%	0.45%

Sources of Funds ($ in millions)	Full-Year 2024	Prior Guidance	Change from Prior Midpoint
AFFO less Dividends	$182 to $189	$163 to $192	$8
Debt Issuances/Assumptions and LOC Draw/(Paydown)	$0 to $75	$25 to $100	($25)
Dispositions and Debt and Preferred Equity Program maturities	$100 to $200	$100 to $150	$25

Uses of Funds ($ in millions)	Full-Year 2024	Prior Guidance	Change from Prior Midpoint
Debt maturities inclusive of principal amortization [2]	$116	$116	-
Development spending and land acquisitions	$45 to $50	$25 to $50	$10
Redevelopment and other non-recurring	$70 to $80	$75 to $95	($10)
Debt and Preferred Equity Program funding and senior loan payoff	$46	$15	$31
Joint Venture Acquisitions (at share)	$0	$0 to $75	($37.5)
NOI enhancing capital expenditures inclusive of Kitchen and Bath	$80 to $85	$60 to $80	$12.5

Other Additions/(Deductions) ($ in millions except per home amounts)	Full-Year 2024	Prior Guidance	Change from Prior Midpoint
Consolidated interest expense, net of capitalized interest and adjustments for FFO as Adjusted	$192 to $194	$190 to $194	$1
Consolidated capitalized interest	$8 to $10	$7 to $11	-
General and administrative	$70 to $72	$68 to $72	$1
Recurring capital expenditures per home	$1,650	$1,650	-

(1) See Attachment 14 for definitions and other terms.
(2) Excludes short-term maturities related to the Company's unsecured commercial paper program.



Attachment 14(A)

Definitions and Reconciliations
September 30, 2024
(Unaudited)

Acquired Communities: The Company defines Acquired Communities as those communities acquired by the Company, other than development and redevelopment activity, that did not achieve stabilization as of the most recent quarter.

Adjusted Funds from Operations ("AFFO") attributable to common stockholders and unitholders: The Company defines AFFO as FFO as Adjusted attributable to common stockholders and unitholders less recurring capital expenditures on consolidated communities that are necessary to help preserve the value of and maintain functionality at our communities.

Management considers AFFO a useful supplemental performance metric for investors as it is more indicative of the Company's operational performance than FFO or FFO as Adjusted. AFFO is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to AFFO. Management believes that AFFO is a widely recognized measure of the operations of REITs, and presenting AFFO enables investors to assess our performance in comparison to other REITs. However, other REITs may use different methodologies for calculating AFFO and, accordingly, our AFFO may not always be comparable to AFFO calculated by other REITs. AFFO should not be considered as an alternative to net income/(loss) (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. A reconciliation from net income/(loss) attributable to common stockholders to AFFO is provided on Attachment 2.

Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items as Consolidated Interest Coverage Ratio - adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment, plus preferred dividends.

Management considers Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lenders with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Consolidated Interest Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Interest Coverage Ratio - adjusted for non-recurring items as Consolidated EBITDAre – adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment.

Management considers Consolidated Interest Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lenders with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Interest Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items: The Company defines Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items as total consolidated debt net of cash and cash equivalents divided by annualized Consolidated EBITDAre - adjusted for non-recurring items. Consolidated EBITDAre - adjusted for non-recurring items is defined as EBITDAre excluding the impact of income/(loss) from unconsolidated entities, adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures and other non-recurring items including, but not limited to casualty-related charges/(recoveries), net of wholly owned communities.

Management considers Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lenders with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation between net income/(loss) and Consolidated EBITDAre - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Controllable Expenses: The Company refers to property operating and maintenance expenses as Controllable Expenses.

Development Communities: The Company defines Development Communities as those communities recently developed or under development by the Company, that are currently majority owned by the Company and have not achieved stabilization as of the most recent quarter.

Earnings Before Interest, Taxes, Depreciation and Amortization for Real Estate (EBITDAre): The Company defines EBITDAre as net income/(loss) (computed in accordance with GAAP), plus interest expense, including costs associated with debt extinguishment, plus real estate depreciation and amortization, plus other depreciation and amortization, plus (minus) income tax provision/(benefit), net, (minus) plus net gain/(loss) on the sale of depreciable real estate owned, plus impairment write-downs of depreciable real estate, plus the adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures. The Company computes EBITDAre in accordance with standards established by the National Association of Real Estate Investment Trusts, or Nareit, which may not be comparable to EBITDAre reported by other REITs that do not compute EBITDAre in accordance with the Nareit definition, or that interpret the Nareit definition differently than the Company does. The White Paper on EBITDAre was approved by the Board of Governors of Nareit in September 2017.

Management considers EBITDAre a useful metric for investors as it provides an additional indicator of the Company's ability to incur and service debt, and enables investors to assess our performance against that of its peer REITs. EBITDAre should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. EBITDAre does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation between net income/(loss) and EBITDAre is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Effective Blended Lease Rate Growth: The Company defines Effective Blended Lease Rate Growth as the combined proportional growth as a result of Effective New Lease Rate Growth and Effective Renewal Lease Rate Growth. Management considers Effective Blended Lease Rate Growth a useful metric for investors as it assesses combined proportional market-level, new and in-place demand trends.

Effective New Lease Rate Growth: The Company defines Effective New Lease Rate Growth as the increase in gross potential rent realized less concessions on a straight-line basis for the new lease term (current effective rent) versus prior resident effective rent for the prior lease term on new leases commenced during the current quarter. Management considers Effective New Lease Rate Growth a useful metric for investors as it assesses market-level new demand trends.

Effective Renewal Lease Rate Growth: The Company defines Effective Renewal Lease Rate Growth as the increase in gross potential rent realized less concessions on a straight-line basis for the new lease term (current effective rent) versus prior effective rent for the prior lease term on renewed leases commenced during the current quarter. Management considers Effective Renewal Lease Rate Growth a useful metric for investors as it assesses market-level, in-place demand trends.

Estimated Quarter of Completion: The Company defines Estimated Quarter of Completion of a development or redevelopment project as the date on which construction is expected to be completed, but it does not represent the date of stabilization.



Attachment 14(B)

Definitions and Reconciliations
September 30, 2024
(Unaudited)

Funds from Operations as Adjusted ("FFO as Adjusted") attributable to common stockholders and unitholders: The Company defines FFO as Adjusted attributable to common stockholders and unitholders as FFO excluding the impact of other non-comparable items including, but not limited to, acquisition-related costs, prepayment costs/benefits associated with early debt retirement, impairment write-downs or gains and losses on sales of real estate or other assets incidental to the main business of the Company and income taxes directly associated with those gains and losses, casualty-related expenses and recoveries, severance costs and legal and other costs.

Management believes that FFO as Adjusted is useful supplemental information regarding our operating performance as it provides a consistent comparison of our operating performance across time periods and allows investors to more easily compare our operating results with other REITs. FFO as Adjusted is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to FFO as Adjusted. However, other REITs may use different methodologies for calculating FFO as Adjusted or similar FFO measures and, accordingly, our FFO as Adjusted may not always be comparable to FFO as Adjusted or similar FFO measures calculated by other REITs. FFO as Adjusted should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity. A reconciliation from net income attributable to common stockholders to FFO as Adjusted is provided on Attachment 2.

Funds from Operations ("FFO") attributable to common stockholders and unitholders: The Company defines FFO attributable to common stockholders and unitholders as net income/(loss) attributable to common stockholders (computed in accordance with GAAP), excluding impairment write-downs of depreciable real estate related to the main business of the Company or of investments in non-consolidated investees that are directly attributable to decreases in the fair value of depreciable real estate held by the investee, gains and losses from sales of depreciable real estate related to the main business of the Company and income taxes directly associated with those gains and losses, plus real estate depreciation and amortization, and after adjustments for noncontrolling interests, and the Company's share of unconsolidated partnerships and joint ventures. This definition conforms with the National Association of Real Estate Investment Trust's definition issued in April 2002 and restated in November 2018. In the computation of diluted FFO, if OP Units, DownREIT Units, unvested restricted stock, unvested LTIP Units, stock options, and the shares of Series E Cumulative Convertible Preferred Stock are dilutive, they are included in the diluted share count.

Management considers FFO a useful metric for investors as the Company uses FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation from net income/(loss) attributable to common stockholders to FFO is provided on Attachment 2.

Held For Disposition Communities: The Company defines Held for Disposition Communities as those communities that were held for sale as of the end of the most recent quarter.

Joint Venture Reconciliation at UDR's weighted average ownership interest:

In thousands	3Q 2024	YTD 2024
Income/(loss) from unconsolidated entities	$ (1,880)	$ 11,251
Management fee	875	2,574
Interest expense	4,744	13,682
Depreciation	12,315	39,776
General and administrative	132	481
Preferred Equity Program (excludes loans)	(9,071)	(25,670)
Other (income)/expense	(43)	(91)
Realized and unrealized (gain)/loss on real estate technology investments, net of tax	(492)	(5,949)
Impairment loss from unconsolidated joint ventures	8,083	8,083
Total Joint Venture NOI at UDR's Ownership Interest	$ 14,663	$ 44,137

Net Operating Income ("NOI"): The Company defines NOI as rental income less direct property rental expenses. Rental income represents gross market rent and other revenues less adjustments for concessions, vacancy loss and bad debt. Rental expenses include real estate taxes, insurance, personnel, utilities, repairs and maintenance, administrative and marketing. Excluded from NOI is property management expense, which is calculated as 3.25% of property revenue, and land rent. Property management expense covers costs directly related to consolidated property operations, inclusive of corporate management, regional supervision, accounting and other costs.

Management considers NOI a useful metric for investors as it is a more meaningful representation of a community's continuing operating performance than net income as it is prior to corporate-level expense allocations, general and administrative costs, capital structure and depreciation and amortization and is a widely used input, along with capitalization rates, in the determination of real estate valuations. A reconciliation from net income/(loss) attributable to UDR, Inc. to NOI is provided below.

In thousands	3Q 2024	2Q 2024	1Q 2024	4Q 2023	3Q 2023
Net income/(loss) attributable to UDR, Inc.	$ 22,597	$ 28,883	$ 43,149	$ 32,986	$ 32,858
Property management	13,588	13,433	13,379	13,354	13,271
Other operating expenses	6,382	7,593	6,828	8,320	4,611
Real estate depreciation and amortization	170,276	170,488	169,858	170,643	167,551
Interest expense	50,214	47,811	48,062	47,347	44,664
Casualty-related charges/(recoveries), net	1,473	998	6,278	(224)	(1,928)
General and administrative	20,890	20,136	17,810	20,838	15,159
Tax provision/(benefit), net	(156)	386	337	93	428
(Income)/loss from unconsolidated entities	1,880	(4,046)	(9,085)	20,219	(5,508)
Interest income and other (income)/expense, net	(6,159)	(6,498)	(5,865)	(9,371)	3,069
Joint venture management and other fees	(2,072)	(1,992)	(1,965)	(2,379)	(1,772)
Other depreciation and amortization	4,029	4,679	4,316	4,397	3,692
(Gain)/loss on sale of real estate owned	-	-	(16,867)	(25,308)	-
Net income/(loss) attributable to noncontrolling interests	1,480	2,130	3,161	2,975	2,561
Total consolidated NOI	$ 284,422	$ 284,001	$ 279,396	$ 283,890	$ 278,656



Attachment 14(C)

NOI Enhancing Capital Expenditures ("Cap Ex"): The Company defines NOI Enhancing Capital Expenditures as expenditures that result in increased income generation or decreased expense growth over time.

Management considers NOI Enhancing Capital Expenditures a useful metric for investors as it quantifies the amount of capital expenditures that are expected to grow, not just maintain, revenues or to decrease expenses.

Non-Mature Communities: The Company defines Non-Mature Communities as those communities that have not met the criteria to be included in same-store communities.

Non-Residential / Other: The Company defines Non-Residential / Other as non-apartment components of mixed-use properties, land held, properties being prepared for redevelopment and properties where a material change in home count has occurred.

Other Markets: The Company defines Other Markets as the accumulation of individual markets where it operates less than 1,000 Same-Store homes. Management considers Other Markets a useful metric as the operating results for the individual markets are not representative of the fundamentals for those markets as a whole.

Physical Occupancy: The Company defines Physical Occupancy as the number of occupied homes divided by the total homes available at a community.

QTD Same-Store Communities: The Company defines QTD Same-Store Communities as those communities Stabilized for five full consecutive quarters. These communities were owned and had stabilized operating expenses as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition.

Recurring Capital Expenditures: The Company defines Recurring Capital Expenditures as expenditures that are necessary to help preserve the value of and maintain functionality at its communities.

Redevelopment Communities: The Company generally defines Redevelopment Communities as those communities where substantial redevelopment is in progress. Based upon the level of material impact the redevelopment has on the community (operations, occupancy levels, and future rental rates), the community may or may not maintain Stabilization. As such, for each redevelopment, the Company assesses whether the community remains in Same-Store.

Sold Communities: The Company defines Sold Communities as those communities that were disposed of prior to the end of the most recent quarter.

Stabilization/Stabilized: The Company defines Stabilization/Stabilized as when a community's occupancy reaches 90% or above for at least three consecutive months.

Stabilized, Non-Mature Communities: The Company defines Stabilized, Non-Mature Communities as those communities that have reached Stabilization but are not yet in the same-store portfolio.

Total Revenue per Occupied Home: The Company defines Total Revenue per Occupied Home as rental and other revenues with concessions reported on a straight-line basis, divided by the product of occupancy and the number of apartment homes.

Management considers Total Revenue per Occupied Home a useful metric for investors as it serves as a proxy for portfolio quality, both geographic and physical.

TRS: The Company's taxable REIT subsidiaries ("TRS") focus on making investments and providing services that are otherwise not allowed to be made or provided by a REIT.

YTD Same-Store Communities: The Company defines YTD Same-Store Communities as those communities Stabilized for two full consecutive calendar years. These communities were owned and had stabilized operating expenses as of the beginning of the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition.



Attachment 14(D)

Definitions and Reconciliations
September 30, 2024
(Unaudited)

All guidance is based on current expectations of future economic conditions and the judgment of the Company's management team. The following reconciles from GAAP Net income/(loss) per share for full-year 2024 and fourth quarter of 2024 to forecasted FFO, FFO as Adjusted and AFFO per share and unit:

| | Full-Year 2024 | | | |
	Low		High	
Forecasted net income per diluted share	$	0.38	$	0.40
Conversion from GAAP share count		(0.02)		(0.02)
Net gain on the sale of depreciable real estate owned		(0.05)		(0.05)
Impairment loss from unconsolidated joint ventures		0.02		0.02
Depreciation		2.06		2.06
Noncontrolling interests		0.02		0.02
Preferred dividends		0.01		0.01
Forecasted FFO per diluted share and unit	$	2.42	$	2.44
Legal and other costs		0.02		0.02
Severance costs and other restructuring expense		0.01		0.01
Casualty-related charges/(recoveries)		0.03		0.03
Realized/unrealized (gain)/loss on real estate technology investments		(0.01)		(0.01)
Forecasted FFO as Adjusted per diluted share and unit	$	2.47	$	2.49
Recurring capital expenditures		(0.26)		(0.26)
Forecasted AFFO per diluted share and unit	$	2.21	$	2.23

| | 4Q 2024 | | | |
	Low		High	
Forecasted net income per diluted share	$	0.10	$	0.12
Conversion from GAAP share count		(0.01)		(0.01)
Depreciation		0.51		0.51
Noncontrolling interests		0.01		0.01
Preferred dividends		-		-
Forecasted FFO per diluted share and unit	$	0.61	$	0.63
Legal and other costs		-		-
Severance costs and other restructuring expense		-		-
Casualty-related charges/(recoveries)		0.01		0.01
Realized/unrealized (gain)/loss on real estate technology investments		-		-
Forecasted FFO as Adjusted per diluted share and unit	$	0.62	$	0.64
Recurring capital expenditures		(0.06)		(0.06)
Forecasted AFFO per diluted share and unit	$	0.56	$	0.58



Forward Looking Statements
September 30, 2024
(Unaudited)

Forward-Looking Statements

Certain statements made in this supplement may constitute "forward-looking statements." Words such as "expects," "intends," "believes," "anticipates," "plans," "likely," "will," "seeks," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements, by their nature, involve estimates, projections, goals, forecasts and assumptions and are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in a forward-looking statement, due to a number of factors, which include, but are not limited to, general market and economic conditions, unfavorable changes in the apartment market and economic conditions that could adversely affect occupancy levels and rental rates, the impact of inflation/deflation on rental rates and property operating expenses, the availability of capital and the stability of the capital markets, rising interest rates, the impact of competition and competitive pricing, acquisitions, developments and redevelopments not achieving anticipated results, delays in completing developments, redevelopments and lease-ups on schedule or at expected rent and occupancy levels, changes in job growth, home affordability and demand/supply ratio for multifamily housing, development and construction risks that may impact profitability, risks that joint ventures with third parties and Debt and Preferred Equity Program investments do not perform as expected, the failure of automation or technology to help grow net operating income, and other risk factors discussed in documents filed by the Company with the SEC from time to time, including the Company's Annual Report on Form 10-K and the Company's Quarterly Reports on Form 10-Q. Actual results may differ materially from those described in the forward-looking statements. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this supplement, and the Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in the Company's expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required under the U.S. securities laws.